Exhibit 99.2

CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2012,
the seven-month financial year ended December 31, 2011 and
the year ended May 31, 2011

RIO ALTO MINING LIMITED
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As at December 31, 2012 and 2011 and May 31, 2011
(Expressed in thousands of United States dollars)

	Notes	December 31,	December 31,	May 31,
		2012	2011	2011
Assets
Current
Cash and cash equivalents	8	$38,613	$25,907	$11,526
Accounts receivable	9	28,849	1,158	537
Other financial assets	10	595	-	-
Inventory	11	16,894	14,907	3,910
Prepaid expenses	12	1,324	1,099	2,554
IGV receivable	13,33	60,286	25,635	14,000

Total current assets		146,561	68,706	32,527

Restricted cash	14	2,175	-	-
Plant and equipment, net	15	116,511	62,082	47,286
Mineral properties and development costs, net	16	80,539	63,796	78,131
Deferred tax asset	18	7,695	1,950	-

Total Assets		$353,481	$196,534	$157,944
Liabilities and equity
Current
Accounts payable and accrued liabilities	17	$43,738	$27,481	$8,265
Taxes payable	18	42,675	990	-
Deferred revenue	19	3,446	4,251	1,790
Derivative liability	19	1,102	934	2,136

Total current liabilities		90,961	33,656	12,191

Accounts payable and accrued liabilities	17	2,331	-	-
Long-term debt	20	3,258	3,000	-
Asset retirement obligation	22	16,921	15,685	14,800
Deferred revenue	19	11,486	25,259	8,626
Derivative liability	19	942	3,625	10,292

Total liabilities		125,899	81,225	45,909
Equity
Share capital	23	139,570	127,537	125,972
Share option and warrant reserve	23	10,242	10,420	8,164
Translation reserve		4,522	4,522	4,522
Retained earnings (deficit)		73,248	(27,170)	(26,623)
Total Equity		227,582	115,309	112,035

Total Equity and Liabilities		$353,481	$196,534	$157,944

Commitments (Note 31)
Subsequent events (Note 33)

Approved on behalf of the Board of Directors:

“Ram Ramachandran”	Director	“Anthony Hawkshaw”	Director

See accompanying notes to the consolidated financial statements

RIO ALTO MINING LIMITED
CONSOLIDATED STATEMENTS OF NET INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)
For the year ended December 31, 2012, the seven-month financial year ended December 31, 2011 and the year ended May 31, 2011
(Expressed in thousands of United States dollars, except for per share amounts)

			For the seven-month
		For the year ended	financial year ended	For the year ended
	Notes	December 31, 2012	December 31, 2011	May 31, 2011

Sales	25	$316,505	$-	$-

Cost of sales	26	(118,911)	-	-

Amortization		(21,573)	-	-

Gross profit		176,021	-	-

General and administrative expenses	27	(12,120)	(5,963)	(8,746)

Exploration and evaluation expense	28	(10,540)	-	(37)

Operating earnings (loss)		153,361	(5,963)	(8,783)

Unrealized gain on derivative liability	19	2,515	7,869	1,649

Accretion of asset retirement obligation	22	(1,648)	(847)	-

Insurance expenses		(276)	-	-

Foreign exchange gain/(loss)		137	(48)	(385)

Other income/(loss)		420	(1,540)	(986)

Income (loss) before income taxes		154,509	(529)	(8,505)

Provision for income taxes		(54,091)	(18)	(201)
Net income (loss)		$100,418	$(547)	$(8,706)

Other comprehensive loss		-	-	4,522

Comprehensive income (loss)		$100,418	$(547)	$(4,184)

Basic earnings (loss) per share	24	$0.58	$(0.00)	$(0.06)

Diluted earnings (loss) per share	24	$0.57	$(0.00)	$(0.06)

Weighted average number of common shares outstanding - basic		173,004,808	168,978,823	140,245,551

Weighted average number of common shares outstanding - diluted		176,883,797	168,978,823	140,245,551

See accompanying notes to the consolidated financial statements

RIO ALTO MINING LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the year ended December 31, 2012, the seven-month financial year ended December 31, 2011 and the year ended May 31, 2011
(Expressed in thousands of United States dollars)

			Seven-month
		Year ended	financial year ended	Year ended
		December 31,	December 31,	May 31,
	Notes	2012	2011	2011
OPERATING ACTIVITIES

Net income (loss)		$100,418	$(547)	$(8,706)

Reclamation expenditures		(423)	-	-
Items not affecting cash:
Amortization		21,682	65	59
Deferred revenue	19	(14,578)	-	-
Share-based compensation		4,672	3,126	4,894
Unrealized gain on derivative liability	19	(2,515)	(7,869)	(1,649)
Unrealized loss on Duran Ventures	10	168	-	-
Accretion expense	22	1,648	847	-
Deferred income taxes		(5,745)	(1,950)	200
Other		12	38	25
Changes in non-cash working capital items	8	(7,701)	(10,423)	5,340

Net cash provided by (used for) operating activities		97,638	(16,713)	163
FINANCING ACTIVITIES
Proceeds from issuing share capital		-	-	84,907
Share issue costs		-	-	(5,703)
Proceeds from exercise of options and warrants	23	7,183	695	8,634
Subscription receipts receivable				583
Proceeds from gold prepayment facility		-	25,500	24,500
Proceeds from operating loan		-	3,000	-
Changes in non-cash working capital items	8	258	-	-

Net cash provided by financing activities		7,441	29,195	112,921
INVESTING ACTIVITIES
Restricted cash	14	(2,175)	-	-
Purchase of property, plant and equipment	15	(68,981)	(15,774)	(18,729)
Mineral property expenditures	16	(22,472)	(41,280)	(1,244)
Investment in Duran Ventures	10	(763)	-	-
Cash generated by pre-production sales		-	65,214	-
Investment in La Arena		-	-	(35,511)
Acquisition of La Arena		-	-	(48,847)
Cash acquired in La Arena		-	-	5,534
Changes in non-cash working capital items	8	2,018	(6,261)	(8,632)

Net cash provided by (used for) investing activities		(92,373)	1,899	(107,429)
Increase in cash and cash equivalents		12,706	14,381	5,655
Cash and cash equivalents, beginning of the period		25,907	11,526	5,440
Effect of foreign exchange on cash		-	-	431

Cash and cash equivalents, end of the period		$38,613	$25,907	$11,526

Taxes payable (Note 18)
Supplemental cash flow disclosures (Note 8)

See accompanying notes to the consolidated financial statements

RIO ALTO MINING LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the year ended December 31, 2012, the seven-month financial year ended December 31, 2011 and the year ended May 31, 2011
(Expressed in thousands of United States dollars)

		Share capital
				Share
				Option and		Retained
				Warrant	Translation	Earnings
	Note	Shares	Amount	Reserve	Reserve	(Deficit)	Total
Balance, June 1, 2010		108,035,575	$39,007	$2,397	$-	$(17,917)	$23,487
Shares issued for private placements	23	50,326,257	84,907	-	-	-	84,907
Share issue costs related to private placements	23	-	(5,703)	-	-	-	(5,703)
Fair value of broker warrants for private placement	23	-	(2,087)	2,087	-	-	-
Shares issued on conversion of warrants	23	8,468,250	8,027	-	-	-	8,027
Shares issued on exercise of options	23	1,727,500	1,821	(1,214)	-	-	607
Share-based compensation	23	-	-	4,894	-	-	4,894
Other comprehensive income		-	-	-	4,522	-	4,522
Net loss for the year		-	-	-		(8,706)	(8,706)
Balance, May 31, 2011		168,557,582	$125,972	$8,164	$4,522	$(26,623)	$112,035
Shares issued on conversion of warrants	23	126,270	401	(152)	-	-	249
Shares issued on exercise of options	23	1,062,500	1,164	(718)	-	-	446
Share-based compensation	23	-	-	3,126	-	-	3,126
Net loss for the financial year		-	-	-	-	(547)	(547)
Balance, December 31, 2011		169,746,352	$127,537	$10,420	$4,522	$(27,170)	$115,309
Shares issued on conversion of warrants	23	2,720,610	4,563	(1,669)	-	-	2,894
Shares issued on exercise of options	23	3,070,000	7,470	(3,181)	-	-	4,289
Share-based compensation	23	-	-	4,672	-	-	4,672
Net income for the period		-	-	-		100,418	107,502
Balance, December 31, 2012		175,536,962	$139,570	$10,242	$4,522	$73,248	$234,666

See accompanying notes to the consolidated financial statements

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2012, the seven-month financial year ended December 31, 2011, and the year ended May 31, 2011
(Expressed in thousands of United States dollars, except for per share and per ounce amounts)

1.	NATURE OF OPERATIONS

Rio Alto Mining Limited (“Rio Alto” or the "Company") is the parent company of a consolidated group. Rio Alto Mining Limited is incorporated under the laws of the Province of Alberta, with its registered office at Suite 1000 - 250 2nd Street S.W., Calgary, Alberta, T2P 0C1 and its head office at Suite 1950 - 400 Burrard Street, Vancouver, BC, V6C 3A6. On February 9, 2011 the Company completed the purchase of 100 per cent of La Arena S.A. (“La Arena”). La Arena owns the La Arena mineral project, which has two separate deposits, a gold oxide deposit (“Phase I”) and a copper/gold sulphide deposit (“Phase II”). Throughout the year ended May 31, 2011, Phase I was in development stage. Phase I commenced preproduction in May 2011 and achieved commercial production levels at the end of December 2011. A feasibility study on the economic viability of developing Phase II is underway.

In November 2011, Rio Alto Mining Limited changed its financial and fiscal year end from May 31 to December 31. The change was made to allow it to align its year end with that of La Arena. The Company’s consolidated statements of financial position are as at December 31, 2012, December 31, 2011 and May 31, 2011 and the consolidated statements of income and comprehensive income, cash flows and changes in equity are for the financial year ended December 31, 2012 compared to the seven-month financial year ended December 31, 2011 and the financial year ended May 31, 2011.

2.	BASIS OF PREPARATION

These consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). IFRS include IFRSs, International Accounting Standards (“IAS”) and interpretations issued by the IFRS Interpretations Committee (“IFRIC”) and the former Standing Interpretations Committee (“SIC”).

The policies applied in the consolidated financial statements are presented in Note 5 and are based on IFRS issued and outstanding as at December 31, 2012.

These consolidated financial statements are presented in United States dollars (“USD”), which is the functional currency of the parent company and La Arena.

These consolidated financial statements were approved by the Board of Directors on March 28, 2013.

3.	CRITICAL JUDGEMENTS IN APPLYING ACCOUNTING POLICIES

The critical judgements made in the process of applying the Company’s accounting policies, apart from those involving estimation (Note 4), that have the most significant affect on the amounts recognized in the Company’s consolidated financial statements are as follows:

a.	Commencement of commercial production

The Company assesses the stage of each mine under construction to determine when a property reaches the stage when it is substantially complete and ready for its intended use. Criteria used to assess when a property has commenced commercial production include, among other considerations:

  The level of capital expenditures incurred relative to the expected costs to complete;

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2012, the seven-month financial year ended December 31, 2011, and the year ended May 31, 2011
(Expressed in thousands of United States dollars, except for per share and per ounce amounts)

  The completion of a reasonable period of testing of the mine plant and equipment;

  The ability to produce saleable metals;

  The attainment of relevant permits;

  The ability to sustain ongoing production; and

  The achievement of pre-determined production targets.

When management determines that a property has reached commercial production, costs capitalized during development are amortized. Management determined that Phase I achieved commercial production levels in late December 2011 and that commercial production commenced effective January 1, 2012.

b.	Mineral reserves

Proven and probable mineral reserves are the economically mineable parts of the Company’s measured and indicated mineral resources. The Company estimates its proven and probable mineral reserves and measured and indicated and inferred mineral resources based on information compiled by appropriately qualified persons. The estimation of future cash flows related to proven and probable mineral reserves is based upon factors such as assumptions related to foreign exchange rates, commodity prices, future capital requirements, metal recovery factors and production costs along with geological assumptions and judgements made in estimating the size and grade of ore bodies. Changes in proven and probable mineral reserves or measured and indicated and inferred mineral resource estimates may impact the carrying value of mineral properties, plant and equipment, asset retirement obligations, recognition of deferred tax amounts and amortization expense.

c.	Functional currency

The functional currency for each of the Company’s subsidiaries, joint ventures and investments in associates, is the currency of the primary economic environment in which the entity operates. The Company has determined the functional currency of each material entity is the US dollar. Determination of functional currency may involve certain judgements to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events or conditions which determined the primary economic environment.

d.	Own Use Contracts

Certain commodity purchase and sale contracts will meet the definition of a derivative and their values will vary in accordance with the value of the underlying commodity. A commodity contract within the scope of IAS 39 Financial Instruments: Recognition and Measurement (IAS 39) that is also a derivative is accounted for at fair value through profit and loss (FVTPL).

Contracts, such as the Gold Prepayment Agreement (Note 19), that are capable of being net cash settled because the contract terms permit net cash settlement; or when the non-financial item is readily convertible into cash are outside the scope of IAS 39 if they were entered into and continue to be held for the purpose of the receipt or delivery of the non-financial item in accordance with the entity's expected purchase, sale or usage requirements and are not written option contracts. Contracts that are exempt from IAS 39 on these grounds are commonly referred to as "own use contracts" and are accounted for as executory contracts.

Gold is considered to be readily convertible to cash and that the Gold Prepayment Agreement (“the Agreement”), which is not a written option, will be settled by delivering gold ounces in accordance with the Company’s normal sale and usage requirement. Accordingly, management determined that the Agreement qualifies as an own use contract under which revenue is recognized as the notional

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2012, the seven-month financial year ended December 31, 2011, and the year ended May 31, 2011
(Expressed in thousands of United States dollars, except for per share and per ounce amounts)

ounces are delivered under the Agreement (Note 19).

4.	SOURCES OF ESTIMATION UNCERTAINTY

Preparation of the Company’s consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are based on management’s experience and expectations of future events are continually evaluated. Management believes such estimates and assumptions are reasonable under the circumstances. Actual results could differ from estimated amounts by a material amount.

Matters that require management to make estimates and assumptions include, but are not limited to, the following:

a.	Cost of sales and mineral inventory

In determining cost of sales recognized in the consolidated statements of net income (loss) and comprehensive income (loss), management estimates the quantity of ore stacked on leach pads and solutions in process and the recoverable gold in this material to determine the average cost of finished goods sold during the period. Changes in these estimates can result in a change in costs of sales of future periods and the carrying amount of inventories.

Minerals inventory consists of doré, work-in-process and mined ore valued at the lower of average production cost or net realizable value. Doré represents a bar containing predominantly gold by value which must be refined offsite to return gold or silver in readily saleable form. Net realizable value is the estimated receipt from sale of inventory in the normal course of business, less any anticipated costs to be incurred prior to sale. The production cost of mineral inventories is determined on a weighted average basis and includes cost of raw materials, direct labour, contract mining charges, overhead and amortization.

Costs are removed from mineral inventory as ounces of doré are produced at the average cost per recoverable ounce of gold. Estimates of recoverable gold are calculated from measured quantities of ore placed on the leach pad, the grade of ore placed on the leach pad (based on assay analysis), testing of leach solutions and a recovery percentage (based on testing of solution and ongoing monitoring of the rate of gold recovery).

b.	Asset retirement obligation

Changes to the provision for reclamation and remediation are recorded with a corresponding change to the carrying value of the related asset. If this increase in the asset results in the asset exceeding its recoverable amount, the excess portion of the increase is charged to expense.

The Company assesses its provision for reclamation and remediation on an annual basis or when new information or circumstances merit a re-assessment. Significant estimates and assumptions are made in determining the provision for reclamation and remediation, including estimates of the extent and costs of the activities, technological changes, regulatory changes, foreign exchange rates, inflation rates and discount rates. The provision for asset retirement obligations represents management’s best estimate of the present value of the future reclamation and remediation obligation. Actual expenditures may differ from the recorded amount.

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2012, the seven-month financial year ended December 31, 2011, and the year ended May 31, 2011
(Expressed in thousands of United States dollars, except for per share and per ounce amounts)

c.	Income taxes

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life of mine projections internally developed and reviewed by management. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. At the end of each reporting period, the Company reassesses unrecognized income tax assets.

d.	Derivative liability

An option pricing model that considers changes in the US dollar price of gold is used to estimate the fair value of the Company’s Gold Purchase Agreement described in Note 19 to the Financial Statements. The principal assumption used in the option pricing model is the volatility of the US dollar price of gold. Changes in this assumption may significantly affect the fair value estimate.

e.	Share-based payments

Share-based payments are determined using the Black-Scholes Option Pricing Model to estimate the fair value of share-based awards at the date of grant. The Black-Scholes Option Pricing Model utilizes assumptions; such as, expected price volatility, the expected life of the option, risk-free interest rates and the number of options that may be forfeited, to estimate fair values. Changes in these assumptions may affect the fair value estimate.

f.	Impairment of long-lived assets

Whenever there is a change in events or circumstances (such as, a substantive decrease in metal prices, an increase in operating costs, a decrease in mineable resources or a change in foreign taxes or exchange rates), reviews are undertaken to evaluate the carrying value of mineral properties and plant and equipment considering, among other factors: the carrying value of each type of asset; the economic feasibility of continued operations; the use, value or condition of assets when not in operation; and changes in circumstances that affect decisions to reinstall or dispose of assets. For assets in the development stage reviews are undertaken to evaluate the carrying value of mineral properties on an annual basis or when circumstances require.

Future cash flows used to assess recoverability are estimated based on expected future production, recoverability of resources, commodity prices, foreign exchange rates, discount rates, operating costs, reclamation costs and capital costs. Management’s estimate of future cash flows is subject to risks and uncertainties, and it is possible that changes in circumstances or unanticipated events may occur, that affect management’s estimate of the recoverability of investments in assets. To the extent that the carrying amount of assets exceeds the recoverable amount, the excess is charged to expense.

Impairment for an asset exists if the expected recoverable amount from the use of the asset is less than its carrying amount. The determination of recoverable amount is based on fair value estimations.

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2012, the seven-month financial year ended December 31, 2011, and the year ended May 31, 2011
(Expressed in thousands of United States dollars, except for per share and per ounce amounts)

Fair value is determined with reference to estimates of future discounted cash flow or to recent transactions involving dispositions of similar properties. Management believes that the estimates applied in the impairment assessment are reasonable; however, such estimates are subject to significant uncertainties and judgements. Although management has made its best estimate of these factors based on current and expected conditions, it is possible that the underlying assumptions could change and impairment charges may be required in future periods. Such charges could be material.

5.	SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

These consolidated financial statements have been prepared using the following significant accounting policies:

a.	Foreign currencies

Functional and presentation currency

The consolidated financial statements are presented in US dollars, which is also the functional currency of the parent company and each subsidiary.

Foreign currency transactions and balances

Transactions in foreign currencies are translated into the functional currency of the company using exchange rates prevailing at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies at a reporting date are translated into the functional currency at the exchange rate at that date. An exchange gain or loss arising on translation or settlement of a foreign currency-denominated monetary item is included in profit or loss.

Non-monetary items are not translated at year-end exchange rates. They are measured at historical cost (using the exchange rates at the transaction date), except for non-monetary items measured at fair value which are translated using the exchange rates at the date when fair value is determined.

Change in functional currency

Once La Arena started to produce gold it represented the principal business of the Company. This led management to review of the functional currency of the Canadian parent company. Effective June 1, 2011, the functional currency of the Canadian parent company was changed to the US dollar.

Prior to the change in functional currency foreign exchange gains and losses arising from monetary items in the accounts of foreign operations were considered to form part of the net investment in the foreign operation and were recognized in other comprehensive income and accumulated within the translation reserve account as part of shareholders’ equity. On disposal of part or all of a foreign operation, a proportionate share of the related cumulative translation gains or losses previously recognized in the translation reserve will be recognized in profit or loss.

b.	Basis of measurement

These consolidated financial statements have been prepared on the accrual basis of historical cost accounting except for derivative assets and liabilities, which are carried at fair value.

c.	Basis of consolidation

Subsidiaries are entities over which the Company directs the financial and operating policies of the

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2012, the seven-month financial year ended December 31, 2011, and the year ended May 31, 2011
(Expressed in thousands of United States dollars, except for per share and per ounce amounts)

entity to obtain benefits from its activities. These consolidated financial statements include the accounts of the Company and its subsidiaries as follows:

Name	Location	Percentage ownership by the Company
		December 31
		2012	2011	May 31, 2011
Rio Alto S.A.C.	Peru	100%	100%	100%
Mexican Silver Mines (Guernsey) Limited	Guernsey	100%	100%	100%
La Arena S.A. (“La Arena”)	Peru	100%	100%	100%
Empresa de Energia Yamobamba SAC	Peru	100%	na	na
Rio Alto Insurance Ltd.	Barbados	100%	na	na

Empresa de Energia Yamobamba was incorporated on July 30, 2012 for nominal consideration, and will construct a power distribution network. Rio Alto Insurance Ltd. was incorporated on October 2, 2012 as a captive insurance company to accumulate capital to fund the Company’s asset retirement obligation (Note 22) and self-insure certain mining risks.

All inter-company transactions and balances are eliminated on consolidation.

d.	Revenue recognition

Gold is delivered under the Purchase Agreement (Note 19). Revenue is recognized when:

  The significant risks and rewards of ownership have been transferred;

  Neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold has been retained;

  The amount of revenue can be measured reliably;

  It is probable that the economic benefits associated with the transaction will flow to the Company; and

  The costs incurred or to be incurred in respect of the transaction can be measured reliably.

Revenue is measured at the fair value of consideration received or receivable. Revenue related to ounces of gold delivered under both the Gold Prepayment Agreement and Purchase Agreement (Note 19) is measured based on the contractual terms of those agreements.

Revenue from the Gold Prepayment Agreement and Purchase Agreement is recognized upon delivery of ounces (Note 19).

Proceeds from the sale of metals produced prior to commercial production are credited to costs deferred during development.

e.	Earnings (loss) per share

Basic earnings (loss) per common share is calculated by dividing the earnings (loss) for the period by the weighted average number of common shares outstanding during the reporting period. Diluted earnings per share is calculated by adjusting the weighted average number of shares outstanding for the dilutive effect of options and warrants. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities when such conversion would have a dilutive effect on earnings. It is assumed that outstanding options, warrants and similar items are exercised or converted into shares and that the proceeds that would be realized upon such exercise or conversion are used to purchase common shares at the average market price per share during the

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2012, the seven-month financial year ended December 31, 2011, and the year ended May 31, 2011
(Expressed in thousands of United States dollars, except for per share and per ounce amounts)

relevant reporting period with such hypothetically purchased shares causing a corresponding reduction in the number of shares used in the computation of diluted earnings per share.

f.	Cash and cash equivalents

Cash and cash equivalents include cash on hand and short-term money market instruments that are readily convertible to known amounts of cash within ninety days of original purchase.

g.	Plant and equipment

Plant and equipment are recorded at cost less accumulated amortization and impairment losses, if any. Plant and equipment are amortized over the estimated useful lives of the related assets. Assets under construction are amortized over their estimated useful lives when they are substantially complete and available for their intended use. Repair and maintenance costs not considered to enhance the service potential of an asset are expensed as incurred. Costs incurred to enhance the service potential of an asset are capitalized and amortized over the remaining useful life of the improved asset. When assets are retired or sold, the resulting gains or losses are reflected in earnings. At the end of each earnings period management assesses the carrying value of plant and equipment. If management determines that the carrying value of an asset cannot be recovered, the asset is written down to recoverable value with the amount of the write down charged to profit or loss.

Amortization is recorded on the following basis:

Heap leach pad and pond	Units of Production (“UOP”)
Mobile and field equipment	25% per annum
Plant and equipment	UOP
Other mine assets	10% - 20% per annum
Other assets	10% - 25% per annum
Leasehold improvements (included in other assets)	term of lease

Assets that will only be utilized at a certain phase of the mine (heap leach pad and pond, plant and equipment specific to certain phases of a mine) are amortized over UOP. Assets that can be used at more than one phase of the mine are amortized over their useful lives.

Amortization incurred prior to commercial production is capitalized as part of mineral properties and development costs.

h.	Consumable inventory

Consumable supplies and spare parts to be used in production are valued at the lower of weighted average cost or net realizable value. Replacement cost of supplies is generally used as the best estimate of net realizable value.

Any write-down of inventory is recognized as an expense in profit or loss in the period the write-down occurs.

i.	Exploration and evaluation expenditures

Acquisition costs for exploration and evaluation stage properties are deferred once it is determined that a future economic benefit is more likely than not to be realized.
Upon demonstrating technical feasibility and commercial viability, capitalized exploration and evaluation costs are transferred to capitalized development costs within mineral properties and development costs. Technical feasibility and commercial viability generally coincides with the

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2012, the seven-month financial year ended December 31, 2011, and the year ended May 31, 2011
(Expressed in thousands of United States dollars, except for per share and per ounce amounts)

establishment of mineral reserves; however, this determination may be affected by management's assessment of other factors including legal, environmental, social and governmental factors.Prospecting and initial exploration costs to define and delineate a mineral deposit that has no demonstrable reserves are capitalized and included in the carrying amount of the related property in the period incurred, when management determines that it is probable that the expenditures will result in a future economic benefit to the Company.

The carrying values of capitalized amounts are reviewed annually, or when there are indications of potential impairment.

j.	Mineral properties and development costs

Mineral properties are carried at cost less accumulated depletion and include:

(i)	Costs of acquiring production, development and exploration stage properties in asset acquisition transactions, including earn-in agreements;
(ii)	Expenditures incurred to develop mining properties;
(iii)	Economically recoverable exploration and evaluation expenditures;
(iv)	Borrowing costs incurred that are attributable to qualifying mining properties;
(v)	Certain costs incurred during production, net of proceeds from sales, prior to reaching commercial production; and
(vi)	Estimates of reclamation and closure costs.

The recorded amount of capitalized costs may not reflect recoverable value, which is dependent on development programs, the nature of the mineral deposit, commodity prices, development and operating costs and the Company’s ability to bring projects into production.

Once a property reaches commercial production capital costs are amortized on UOP over the expected life of the property’s proven and probable reserves and costs of any additional work on that property are expensed as incurred, except for development programs that extend the life or enhance the value of a property, which are capitalized and depleted over the useful life of the related assets.

A mineral property is derecognized upon disposal or considered to impaired when no or limited future economic benefits are expected to arise from continued use of the asset. Any gain or loss on derecognition or impairment of an asset, determined as the difference between the proceeds received or expected to be received and the carrying amount of the asset. Capitalized costs relating to property interests that are impaired, surrendered or abandoned are written off and recognized in the determination of profit or loss.

k.	Asset retirement obligations

Asset retirement obligations encompass legal, statutory, contractual or constructive obligations associated with the retirement of a long-lived tangible asset that result from the acquisition, construction, development or normal operation of a long-lived asset. The retirement of a long-lived asset results from another-than-temporary removal from service, including sale of the asset, abandonment or disposal in some other manner such as depletion of reserves.

The Company recognizes the fair value of an estimated liability for the future cost of restoring exploration, development and mine sites with a corresponding increase to the carrying value of the related mineral property interest. The Company amortizes the amount added to mineral property interests using the amortization method established for the related asset. Changes in asset retirement obligations due to the passage of time are measured by an interest method of allocation whereby the change is recognized as an increase in the associated liability and by an accretion

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2012, the seven-month financial year ended December 31, 2011, and the year ended May 31, 2011
(Expressed in thousands of United States dollars, except for per share and per ounce amounts)

expense in profit or loss. Changes resulting from revisions to the timing or amount of the original estimate of undiscounted asset retirement obligation cash flows are recognized as an increase or decrease in the carrying amount of the asset retirement obligation with a corresponding increase or decrease in the carrying value of the related asset.

l.	Stripping costs

The Company accounts for stripping costs in accordance with IFRIC 20 – Stripping Costs in the Production Phase of Surface Mine (IFRIC – 20), which applies to the costs incurred to remove mine waste materials to gain access to mineral ore deposits during production. Stripping costs incurred during the development of a mine are capitalized within mineral properties. Stripping costs incurred subsequent to commencement of commercial production are variable production costs that are included in the cost of inventory produced during the period in which they are incurred, unless the stripping activity can be shown to give rise to future benefits from the mineral property, in which case the stripping cost would be deferred. Future benefits arise when stripping activity increases the future output of the mine by providing access to an extension of an ore body or to a new ore body. Capitalized stripping costs are depleted based on the UOP method using proven and probable mineral reserves as the depletion base.

The main features of IFRIC 20 are as follows:

  If the benefit from the stripping activity is realized in the form of inventory produced, the entity accounts for the costs in accordance with IAS 2 Inventories. If the benefit is improved access to the ore, the entity recognizes the costs as an addition to an existing asset.

  The stripping activity asset is measured in the same way as the existing asset of which it is a part (at cost or revalued amount less depreciation or amortization and less impairment losses).

  Depreciation or amortization is calculated over the expected useful life of the identified component of the ore body that becomes more accessible as a result of the stripping activity.

IFRIC – 20 is effective for annual periods beginning on or after January 1, 2013. The Company adopted the provisions of this interpretation in 2012. The application of IFRIC 20 did not have a material impact on the Company’s consolidated financial statements.

m.	Impairment of non-financial assets

For the purposes of assessing impairment, the recoverable amount of an asset, which is the higher of its fair value less costs to sell and its value in use, is estimated. If it is not possible to estimate the recoverable amount of an individual asset, the asset is included in the cash-generating unit to which it belongs and the recoverable amount of the cash generating unit is estimated. As a result, some assets are tested individually for impairment and some are tested at the cash-generating unit level. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets.

Individual assets in the development stage are tested for impairment annually or whenever events or changes in circumstances indicate that the asset may be impaired such as decreases in metal prices, an increase in operating costs or taxes, a decrease in mineable and recoverable reserves or a change in foreign exchange rates. The Company also considers the net book value of the asset, the ongoing costs required to maintain and operate the asset, and the use, value and condition of the asset. All other assets are only tested when indicators of impairment are present.

An impairment loss is recognized for the amount by which the asset's or cash-generating unit's carrying amount exceeds its recoverable amount. To determine an asset’s value-in-use, management

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2012, the seven-month financial year ended December 31, 2011, and the year ended May 31, 2011
(Expressed in thousands of United States dollars, except for per share and per ounce amounts)

estimates expected future cash flows from each asset or cash-generating unit and determines a suitable interest rate in order to calculate the present value of those cash flows. Future cash flows used in the determination of value in use are estimated based on expected future production, recoverability of reserves, commodity prices, operating costs, reclamation costs and capital costs. Fair value is determined with reference to estimates of discounted future cash flows or to recent transactions involving dispositions of similar properties.

An impairment loss for a cash-generating unit is first allocated to reduce the carrying amount of any goodwill allocated to that cash-generating unit. Any remaining impairment loss is allocated on a pro rata basis to the other assets in the cash-generating unit. All assets are subsequently reassessed for indications that an impairment loss previously recognized may no longer exist or may have decreased. An impairment charge is reversed if the cash-generating unit’s recoverable amount exceeds its carrying amount. Where an impairment loss subsequently reverses, the carrying amount of the asset or cash generating unit is increased to the revised estimate of its recoverable amount; however, only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash generating unit in prior reporting periods. A gain on the increase of the value of the asset is also realized.

n.	Provisions

Liabilities are recognized when the Company has an obligation, either legal or constructive, that has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation. Provided that a reliable estimate can be made of the amount of the obligation, a provision for a liability of uncertain timing or amount is recorded.

Provisions are measured at the present value of the outflow of resources expected to be required to settle the obligation using a pre-tax rate that reflects the current market assessments of the time value of money and the risk specific to the obligation. Any increase in a provision due to the passage of time is recognized as a financing expense.

o.	Income taxes

Tax expense recognized in profit or loss comprises the sum of current and deferred taxes, except where they relate to items that are recognized in other comprehensive income or directly in equity, in which case the related current and deferred tax is recognized in other comprehensive income or equity.

Current tax is based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period and is payable on taxable profit which differs from profit or loss in the financial statements. Current income tax liabilities or assets are obligations to, or claims from, fiscal authorities relating to the current or prior reporting periods that are unsettled at the reporting date.
Deferred taxes are calculated by applying the liability method to temporary differences between the carrying amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are calculated at tax rates expected to apply during the anticipated periods of realization, provided that such rates are enacted or substantively enacted by the end of the reporting period. Deferred tax assets are recognized to the extent that it is probable that they will be able to be utilized to reduce future taxable income. Deferred tax is not provided on the initial recognition of an asset or liability unless the related transaction is a business combination or affects tax or accounting profit. Deferred tax on temporary differences associated with shares in subsidiaries and joint ventures is not provided if reversal of these temporary differences can be controlled by the Company and it is probable that reversal will not occur in the foreseeable future. Deferred tax assets and liabilities are offset when the Company has a right and intention to offset current tax assets and liabilities from the same taxation

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2012, the seven-month financial year ended December 31, 2011, and the year ended May 31, 2011
(Expressed in thousands of United States dollars, except for per share and per ounce amounts)

authority.

Royalties and revenue-based taxes are accounted for as an income tax when they have the characteristics of an income tax. This is considered to be the case when such taxes are imposed under government authority and the amount payable is based on income - rather than being determined on the basis of production or as a percentage of revenue – after adjustment for temporary differences. For such arrangements, current and deferred tax is provided for on the same basis as described for other forms of taxation. Obligations arising from royalty arrangements that do not satisfy these criteria are recognized as current provisions and included in cost of sales.

p.	Share-based payments

The Company accounts for share-based payments using a fair value based method (Black-Scholes Option Pricing Model) with respect to all share-based payments. For directors and employees, the fair value of options is measured at the date of grant. Share-based payments to non-employees, whereby the Company receives goods or services as consideration for its equity instruments are, when determinable, recorded at the fair value of the goods or services received. If the fair value of the goods and services received are not determinable, then the fair value of the share based payment is used and is measured on the date services are received.

The fair value of options granted as share-based payments is accrued and charged to profit or loss with a corresponding credit to share option reserve within shareholders’ equity. For directors and employees the charge is recognized over the option vesting period based on the best available estimate of the number of share options expected to vest. Estimates are subsequently revised if there is any indication that the number of share options expected to vest differs from the previous estimate. No adjustment is made to expenses recognized in prior periods when options vested. For non-employees the charge is recognized over the related service period. When stock options are exercised the corresponding amount credited to the share option reserve is transferred to share capital.

In the event stock options are forfeited prior to vesting the amount related to such options that was recognized in prior periods is reversed. The fair value of any vested and expired stock options remains in the share option reserve.

q.	Derivative instruments

Derivative instruments, including derivative instruments embedded in other contracts and instruments designated for hedging activities, are recognized as either assets or liabilities in the balance sheet and measured at fair value. The Company has not used derivative instruments to hedge exposures to cash flow or foreign currency risks. Any change in the fair value of a derivative or an embedded derivative not designated as a hedging instrument is recognized as a gain or loss in the profit or loss.

r.	Non-derivative financial instruments

The Company classifies financial assets as fair value through profit or loss, available-for-sale financial assets, held-to-maturity investments or as loans and receivable. The Company classifies financial liabilities as either at fair value through profit or loss or at amortized cost using the effective interest method. Financial assets and financial liabilities are recognized initially at fair value. Transaction costs, other than those related to financial instruments classified as financial assets and liabilities at fair value through profit or loss, are added to the fair value of the financial asset and financial liability on initial recognition and amortized using the effective interest method.

Financial assets and financial liabilities classified as fair value through profit or loss are re-measured

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2012, the seven-month financial year ended December 31, 2011, and the year ended May 31, 2011
(Expressed in thousands of United States dollars, except for per share and per ounce amounts)

at fair value at the end of each reporting period, with gains or losses recognized in profit and loss.

Financial assets classified as available for sale are re-measured at fair value at the end of each reporting period with gains or losses recognized in other comprehensive income until assets are derecognized or become impaired.

Financial assets classified as loans and receivables and held-to-maturity investments and financial liabilities that are not classified as fair value through profit or loss are subsequently measured at amortized cost using the effective interest method.

The Company assesses, at the end of each reporting period, whether there is objective evidence that financial assets are impaired. A financial asset is impaired and impairment losses are incurred if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset that has a negative impact on the estimated future cash flows of the financial asset that can be reasonably estimated.

6.	CHANGES IN ACCOUNTING STANDARDS

	a.	Accounting standards effective January 1, 2013

	(i)	Consolidation

In May 2011, the IASB issued IFRS 10 - Consolidated Financial Statements (“IFRS 10”), which supersedes SIC 12 and the requirements relating to consolidated financial statements in IAS 27 -Consolidated and Separate Financial Statements. IFRS 10 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted under certain circumstances. IFRS 10 establishes control as the basis for an investor to consolidate its investees; and defines control as an investor’s power over an investee with exposure or rights to variable returns from the investee and the ability to affect the investor’s returns through its power over the investee.

In addition, the IASB issued IFRS 12 - Disclosure of Interests in Other Entities (“IFRS 12”), which establishes the disclosure requirements for the Company’s subsidiaries, joint arrangements, associates and unconsolidated structured entities. The requirements of IFRS 12 include reporting of the nature of risks associated with the Company’s interests in other entities and the effects of those interests on the Company’s consolidated financial statements.

Concurrently with the issuance of each of IFRS 10, IAS 27 and IAS 28 - Investments in Associates (“IAS 28”) were revised and reissued as IAS 27 - Separate Financial Statements and IAS 28 - Investments in Associates and Joint Ventures to align with the new consolidation guidance.

(ii)	Joint arrangements

In May 2011, the IASB issued IFRS 11 - Joint Arrangements (“IFRS 11”), which supersedes IAS 31 - Interests in Joint Ventures and SIC-13 - Jointly Controlled Entities - Non-Monetary Contributions by Venturers. IFRS 11 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted under certain circumstances.

Under IFRS 11, joint arrangements are classified as joint operations or joint ventures based on the rights and obligations of the parties to the joint arrangements. A joint operation is a joint arrangement where the parties that have joint control of the arrangement (“joint operators”) have the right to the assets and have obligations for the liabilities relating to the arrangement. A joint venture is a joint

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2012, the seven-month financial year ended December 31, 2011, and the year ended May 31, 2011
(Expressed in thousands of United States dollars, except for per share and per ounce amounts)

arrangement where the parties that have joint control of the arrangement (“joint venturers”) have rights to the net assets of the arrangement. IFRS 11 requires that a joint operator recognize its portion of assets, liabilities, revenues and expenses of a joint arrangement, while a joint venturer recognizes its investment in a joint arrangement using the equity method.

The Company does not anticipate this standard to have a material impact on its consolidated financial statements.

(iii)	Fair value measurement

In May 2011, the IASB issued IFRS 13 - Fair Value Measurement (“IFRS 13”). IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. IFRS 13 defines fair value and sets out a framework for measuring fair value, which is applicable to all IFRSs that require or permit fair value measurements or disclosures about fair value measurements. IFRS 13 requires that when using a valuation technique to measure fair value, the use of relevant observable inputs should be maximized while unobservable inputs should be minimized.

The Company does not anticipate the application of IFRS 13 to have a material impact on its consolidated financial statements.

(iv)	Financial statement presentation

In June 2011, the IASB issued amendments to IAS 1 - Presentation of Financial Statements (“IAS 1”) that require an entity to group items presented in the Statement of Comprehensive Income into two groups on the basis of whether they may be reclassified to earnings subsequent to initial recognition or not reclassified to earnings subsequent to initial recognition. For those items presented before taxes, the amendments to IAS 1 also require that the taxes related to the two separate groups be presented separately. The amendments are effective for annual periods beginning on or after July 1, 2012, with earlier adoption permitted.

The Company does not anticipate the application of the amendments to IAS 1 to have a material impact on its consolidated financial statements.

(v)	Employee Benefits

In June 2011, the IASB issued amendments to IAS 19 - Employee Benefits (“IAS 19”) that introduced changes to the accounting for defined benefit plans and other employee benefits. The amendments include elimination of the option to defer, or recognize in full in earnings, actuarial gains and losses and instead mandates the immediate recognition of all actuarial gains and losses in other comprehensive income and requires use of the same discount rate for both the defined benefit obligation and expected asset return when calculating interest cost. Other changes include modification of the accounting for termination benefits and classification of other employee benefits. The Company does not anticipate the application of the amended IAS 19 to have a material impact on its consolidated financial statements.

b.	Accounting standards effective January 1, 2015

Financial instruments

The IASB intends to replace IAS 39 in its entirety with IFRS 9 - Financial Instruments (“IFRS 9”) in three main phases. IFRS 9 will be the new standard for the financial reporting of financial instruments that is principles-based and less complex than IAS 39. In November 2009 and October 2010, phase 1 of IFRS 9 was issued and amended, respectively, which addressed the classification and

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2012, the seven-month financial year ended December 31, 2011, and the year ended May 31, 2011
(Expressed in thousands of United States dollars, except for per share and per ounce amounts)

measurement of financial assets and financial liabilities. IFRS 9 requires that all financial assets be classified as measured at amortized cost or at fair value based on the Company’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. Financial liabilities are classified as subsequently measured at amortized cost except for financial liabilities classified at fair value through profit and loss, financial guarantees and certain other exceptions. In response to delays to the completion of the remaining phases of the project, on December 16, 2011, the IASB issued amendments to IFRS 9 which deferred the mandatory effective date of IFRS 9 from January 1, 2013 to annual periods beginning on or after January 1, 2015. The amendments also provided relief from the requirement to restate comparative financial statements for the effects of applying IFRS 9.

The Company will monitor the evolution of this standard to evaluate the impact it may have on its consolidated financial statements.

7.	LA ARENA ACQUISITION

The Company had an agreement (the “Agreement”) with IAMGOLD-Quebec Management Inc. (“IMG”) that provided for the Company to earn-in to the La Arena mineral project or purchase 100 per cent of all of the issued and outstanding shares of La Arena, a wholly-owned subsidiary of IMG. La Arena owns 100 per cent of the La Arena mineral project in Peru. The exercise price of the option to acquire 100 per cent of La Arena was $47,550, subject to adjustments, (the “Exercise Price”).

Under the earn in provisions of the Agreement, the Company had the right to convert up to $30,000 of expenditures incurred on the La Arena mineral project by June 15, 2011 to earn up to a 38.7 per cent of the shares of La Arena.

On February 9, 2011, the Company acquired 100 per cent of the shares of La Arena upon payment of $48,847 representing the Exercise Price and an amount of $1,297 to reimburse IMG for the cost of additional land purchases within the La Arena mineral project area and for metallurgical test work. This was accounted for as an asset acquisition. At February 9, 2011 the Company had earned 31.3% of the shares of La Arena.

The following table sets forth the allocation of the purchase price to assets and liabilities acquired, based on estimates of fair value.

Purchase Price
Equity investment in La Arena prior to acquisition	$54,093
Payment to acquire common shares of La Arena not already owned	48,847
$102,940
Purchase price allocation:
Cash	$5,534
Prepaid expenses and deposits	7,262
Value added tax receivable	9,768
Property, plant and equipment	27,464
Mineral property	60,625
Current liabilities	(7,713)
$102,940

The investment in La Arena had an opening balance of $16,854 in the year ended May 31, 2011. The Company invested an additional $30,755 before the entire balance was reallocated to purchase

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2012, the seven-month financial year ended December 31, 2011, and the year ended May 31, 2011
(Expressed in thousands of United States dollars, except for per share and per ounce amounts)

price.

8.	SUPPLEMENTAL CASH FLOW INFORMATION

	a.	Cash and cash equivalents, expressed in USD, include cash in bank accounts and term deposits as follows:

	December 31, 2012	December 31, 2011	May 31, 2011
United States dollars	$21,365	$24,600	$10,836
Canadian dollars (i)	2,235	416	523
Peruvian Nuevo Sol (ii)	15,013	891	167

	$38,613	$25,907	$11,526

i.	Canadian dollars of $2,224 was converted at a Canadian to US dollar exchange rate of 1.0051 (December 31, 2011 - $423 at 0.9833, May 31, 2011 - $506 at 1.0324).
ii.	Peruvian Nuevo Sol of $38,268 was converted at a Sol to US dollar exchange rate of 0.3923 (December 31, 2011 - $2,400 at 0.3711, May 31, 2011 - $458 at 0.3646).

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2012, the seven-month financial year ended December 31, 2011, and the year ended May 31, 2011
(Expressed in thousands of United States dollars, except for per share and per ounce amounts)

b.	Changes in non-cash working capital include the following:

		For the seven month
	For the year ended	financial year ended	For the year ended
	December 31, 2012	December 31, 2011	May 31, 2011
Operating:
Increase in accounts receivable	$(27,691)	$(621)	$(453)
Increase in inventory	(3,389)	(8,959)	(3,910)
Increase (decrease) in prepaid expenses	(20)	31	4,866
Increase in IGV	(18,286)	(1,864)	4,837
Increase in taxes payable	41,685	990	-
	$(7,701)	$(10,423)	$5,340
Financing:
Accrued interest charges on
long-term debt	258	-	-
	$258	$-	$-
Investing:
Increase (decrease) in prepaid expenses	(205)	1,424	-
Increase in IGV	(16,365)	(9,771)	(8,672)
Increase (decrease) in accounts payable and accrued liabilities	18,588	2,086	(4)
Other	-	-	44

	2,018	(6,261)	(8,632)

	$1,838	$(16,684)	$(3,292)

c.	Non cash transactions included in the statements of cash flow include:

	i.	Included in the decrease in inventory at December 31, 2012 was non cash cost amortization of $502 (December 31, 2011 - $2,037, May 31, 2011 - nil).
	ii.	Additions to mineral properties at December 31, 2012 were $4,806 in accounts payable (December 31, 2011 - $12,394 was included in accounts payable, year ended May 31, 2011 - $7,712).
	iii.	Additions to plant and equipment included in accounts payable at December 31, 2012 were $14,779 (December 31, 2011 - $4,658, May 31, 2011 - nil).

Refer to Note 18 for tax payments made during the year ended December 31, 2012, the seven-month financial year ended December 31, 2011 and the year ended May 31, 2011.

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2012, the seven-month financial year ended December 31, 2011, and the year ended May 31, 2011
(Expressed in thousands of United States dollars, except for per share and per ounce amounts)

9.	ACCOUNTS RECEIVABLE

Accounts receivable consist of the following:

	December 31, 2012	December 31, 2011	May 31, 2011
Trade receivable	$22,938	$-	$-
Value-added tax receivable	53	49	382
Capital taxes receivable (ITAN)	1,257	517	-
Other receivables	4,271	212	155
Receivable from a related party	330	380	-
	$28,849	$1,158	$537

Capital taxes receivable (ITAN) consists of a tax levied on La Arena’s net assets by the Government of Peru.

Other receivables consist primarily of insurance premium receivable owed to the Company’s captive insurance subsidiary by an unrelated insurance company.

10.	OTHER FINANCIAL ASSETS

Other financial assets consist of the following investments in Duran Ventures Inc. (“Duran”):

	Shares	Warrants	Total
Acquisition, September 28, 2012	$713	$50	$763
Change in value during the period	(235)	67	(168)
December 31, 2012	$478	$117	$595

The Company holds 5,000,000 units of Duran. The units consist of one common share of Duran and one half of a Series A Warrant and one half of a Series B Warrant (the “Duran Units”). The Duran Units are held for investment purposes, but may be sold in the near term and are accounted for at fair value. Any gains or losses arising from periodic fair value adjustments are reflected in profit and loss. A whole Series A Warrant may be converted into one common share upon payment of $0.25 Canadian dollars (‘CDN’) at any time until the date that is the earlier of (i) February 28, 2014, and (ii) the date that is thirty days after the date notice is given to Rio Alto that the common shares have closed at or above CDN$0.25 for a period of twenty consecutive trading days on the TSX Venture Exchange (the “TSXV”) so long as such period occurs twelve months after September 28, 2012.

A whole Series B Warrant may be converted into one common share upon payment of CDN$0.35 at any time until the date that is the earlier of (i) February 28, 2015 and (ii) the date that is thirty days after notice is given to Rio Alto that the common shares have closed at or above CDN$0.35 for a period of twenty consecutive trading days on the TSXV so long as such period occurs twenty four months after September 28, 2012.

Rio Alto may earn up to a 70% interest in Duran’s Minasnioc Gold-Silver Property (“Minasnioc”) and a 65% interest in Duran’s Ichuña Copper-Silver Property (“Ichuña”). In order to complete its earn-in

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2012, the seven-month financial year ended December 31, 2011, and the year ended May 31, 2011
(Expressed in thousands of United States dollars, except for per share and per ounce amounts)

option for the Minasnioc and Ichuña properties Rio Alto must exercise 100% of the warrants included in the Duran Units.

Under the terms of the LOI all time periods set for specific performance by Rio Alto are extendable. And under the LOI, Rio Alto has the option to acquire a 51% interest in Minasnioc within a three (3) year period by performing the work required to define a sufficient mineral resource to justify an economic assessment, and making a payment to Duran of $500. Rio Alto may earn an additional 19% interest in Minasnioc within the subsequent two (2) year period by preparing a feasibility study for a production decision and obtaining permits from the applicable Peruvian government ministry or agency for a production decision and by making a payment to Duran of $500.

Under the terms of the LOI, Rio Alto has the option to earn a 65% interest in Ichuña by incurring a total of $8,000 in exploration costs within a four (4) year period, which shall include a drill program of 8,000 metres and make a payment to Duran of $500.

11.	INVENTORY

Inventory consists of:

	December 31, 2012	December 31, 2011	May 31, 2011
Doré	$-	$772	$372
Work-in-progress	7,981	917	1,236
Ore on leach pad	1,017	2,257	2,004
Ore in stockpile	-	8,701	-
Total mineral inventory	8,998	12,647	3,612
Consumable inventory	7,896	2,260	298
Total inventory	$16,894	$14,907	$3,910

12.	PREPAID EXPENSES

Prepaid expenses consist of:

	December 31,	December 31,	May 31,
	2012	2011	2011
Prepayment for construction and other development services at La Arena	$1,130	$925	$2,349
Other	194	174	205
	$1,324	$1,099	$2,554

Other prepaid expenses consist of prepayments of insurance premiums.

13.	IGV RECEIVABLE

Under Peruvian law a tax, the Impuesto General a las Ventas (“IGV”), is imposed at a rate of 18 per cent of the value of any goods or services purchased. IGV is generally refundable within the year in

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2012, the seven-month financial year ended December 31, 2011, and the year ended May 31, 2011
(Expressed in thousands of United States dollars, except for per share and per ounce amounts)

which it is paid. Refund applications may only be made by companies that are trading within Peru and collecting IGV from customers, by exporters or by companies that have an agreement with the tax authority for the early collection of IGV. The Company entered commercial production in 2012 and is eligible for refunds of IGV. Application for IGV recoveries were filed in October 2012 and are subject to audit by the tax authority.

Subsequent to year-end, a portion of the IGV receivable was received (Note 33).

14.	RESTRICTED CASH

Restricted cash consists of a $2,175 deposit made to secure a letter of credit in favour of the Ministry of Energy and Mines in Peru as a partial guarantee of its mine closure obligations (Note 22). The total amount of $2,175 consists of two deposits maturing in less than one year, which earn interest at 1.5% per annum. These funds will be reinvested upon maturity and kept on deposit until the mine closure.

Subsequent to December 31, 2012, the amount of restricted cash increased to $8,003 (Note 22).

15.	PLANT AND EQUIPMENT

Plant and equipment consists of:

				Mobile and
	Construction-	Heap leach		field	Plant and	Other mine
	in-Process	pad and ponds	Land	equipment	equipment	assets	Other assets	Total
Costs
May 31, 2010	$128	$-	$-	$-	$-	$-	$163	$291
Additions	46,733	-	-	-	-	-	461	47,194
May 31, 2011	$46,861	$-	$-	$-	$-	$-	$624	$47,485

Additions and reclassifications	(26,578)	29,899	3,965	2,690	7,987	2,559	(12)	20,510
December 31, 2011	$20,283	$29,899	$3,965	$2,690	$7,987	$2,559	$612	$67,995
Additions and reclassifications	(12,993)	42,840	15,218	2,073	13,212	9,167	364	69,881
December 31, 2012	$7,290	$72,739	$19,183	$4,763	$21,199	$11,726	$976	$137,876

Accumulated amortization
May 31, 2010	$(13)	$-	$-	$-	$-	$-	$(18)	$(31)
Amortization	(90)	-	-	-	-	-	(78)	(168)
May 31, 2011	$(103)	$-	$-	$-	$-	$-	$(96)	$(199)
Reclassification	103	-	-	(103)	-	-	-	-
Amortization	-	(4,288)		(56)	(1,198)	(155)	(17)	(5,714)
December 31, 2011	$-	$(4,288)	$-	$(159)	$(1,198)	$(155)	$(113)	$(5,913)
Amortization		(9,965)	-	(283)	(4,691)	(370)	(143)	(15,452)
December 31, 2012	$-	$(14,253)	$-	$(442)	$(5,889)	$(525)	$(256)	$(21,365)

Net book value
May 31, 2011	$46,758	$-	$-	$-	$-	$-	$528	$47,286
December 31, 2011	$20,283	$25,611	$3,965	$2,531	$6,789	$2,404	$499	$62,082
December 31, 2012	$7,290	$58,486	$19,183	$4,321	$15,310	$11,201	$720	$116,511

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2012, the seven-month financial year ended December 31, 2011, and the year ended May 31, 2011
(Expressed in thousands of United States dollars, except for per share and per ounce amounts)

Construction in progress consists of heap leach pad and pond and plant and equipment that was not ready for use as at December 31, 2012.

Other mine assets consist of the cost of camp office and accommodation, as well as equipment relating to the Yamobamba power line. Other assets consist of office equipment and leasehold improvements.

16.	MINERAL PROPERTIES AND DEVELOPMENT COSTS

The La Arena Project is wholly-owned by La Arena and consists of 44 mining concessions totaling approximately 20,673 hectares located about 480km north-northwest of Lima, Peru.

The La Arena Project has two separate deposits, a gold oxide deposit (“Phase I”) and a copper/gold sulphide deposit (“Phase II”). The Company is mining the gold oxide deposit.

An impairment test was performed on Phase II during the year and no impairment was recorded. Mineral property expenditures are:

					Accumulated
				Costs	amortization			Net
Costs	Phase I		Phase II	Total	Phase I	Phase I	Phase II	Total
May 31, 2010	$-	$		$-	$-	$-	$-	$-
Acquisition during the period	18,032		42,593	60,625	-	18,032	42,593	60,625
Concession and property payments	275		-	275	-	275	-	275
Development costs	981		-	981	-	981	-	981
Asset retirement obligation	14,800		-	14,800	-	14,800	-	14,800
Foreign currency translation	431		1,019	1,450	-	431	1,019	1,450
May 31, 2011	$34,519		$43,612	$78,131	$-	$34,519	$43,612	$78,131
Development costs	29,493		4,283	33,776	-	29,493	4,283	33,776
Capitalized depreciation	4,658		-	4,658	-	4,658	-	4,658
Pre-production revenue	(71,621)		-	(71,621)	-	(71,621)	-	(71,621)
Preproduction cost	19,899		-	19,899	-	19,899	-	19,899
Amortization expense	-		-	-	(1,047)	-	-	(1,047)
December 31, 2011	$16,948		$47,895	$64,843	$(1,047)	$16,948	$47,895	$63,796
Development costs	-		22,472	22,472		-	22,472	22,472
Amortization expense	-		-		(5,729)			(5,729)
December 31, 2012	$16,948		$70,367	$87,315	$(6,776)	$16,948	$70,367	$80,539

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2012, the seven-month financial year ended December 31, 2011, and the year ended May 31, 2011
(Expressed in thousands of United States dollars, except for per share and per ounce amounts)

17.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of the following:

	December 31, 2012	December 31, 2011	May 31, 2011
Trade payables	$28,336	$23,697	$7,110
Salaries payables	1,721	456	87
Bonus payables	1,042	358	19
Vacation payables	1,046	391	160
Workers' profit share payables	8,919	569	-
National pension payables	12	11	-
Payroll tax payables	1,436	1,310	270
Long-term bonus payable	2,331	-	-
Other payables	1,226	689	619
	46,069	27,481	8,265
Less current portion	43,738	27,481	8,265
Long-term portion	$2,331	$-	$-

None of the accounts payable and accrued liabilities are interest bearing. Substantially all of the trade payables relate to mining and development and construction activities. Trade payables are normally settled within 30 days. Workers’ profit share is being paid over a six month period ending March 31, 2013. Vacation payable is distributed when an employee requests, typically prior to a vacation leave.

The long-term bonus payable has been discounted using a period of five years and a discount rate of 7.38%. The long-term bonus payable is due in 2017.

18.	INCOME TAXES

The current and deferred tax expense reflected in the consolidated statements of net income (loss) and comprehensive income (loss) is as follows:

	Year ended	Seven months ended	Year ended
	December 31, 2012	December 31, 2011	May 31, 2011
Current income tax expense - Peru	$59,836	$1,968	$201
Deferred tax recovery - Peru	(5,745)	(1,950)	-
	$54,091	$18	$201

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2012, the seven-month financial year ended December 31, 2011, and the year ended May 31, 2011
(Expressed in thousands of United States dollars, except for per share and per ounce amounts)

Income taxes differ from the amount that would be determined by applying the combined federal and provincial statutory income tax rate of 25% in the year ended December 31, 2012 (seven-month financial year ended December 31, 2011 – 26.5%, year ended May 31, 2011 – 26.5%) to loss before income taxes. The differences are the result of:

	Year ended	Seven months ended	Year ended May 31,
	December 31, 2012	December 31, 2011	2011
Income (loss) before taxes	$154,509	$(529)	$8,505

Income tax (recovery) provision using statutory tax rates	38,317	(140)	(2,254)
Current tax expense:
Difference in foreign tax rates	17,105	4	(27)
Non-deductible items	461	707	860
Deferred tax expense:
Foreign exchange	(3,425)
Change in tax rates	-	366	(474)
Deferred income tax related to movements of impairment of deferred tax assets	1,633	(919)	2,096
Income tax expense (recovery)	$54,091	$18	$201

Taxes payable consist of the following:

	December 31, 2012	December 31, 2011	May 31, 2011
Special mining tax	$1,204	$-	$-
Royalty	483	-	-
Income tax	40,988	990	-
	$42,675	$990	$-

Taxes payable consists of the income tax obligation arising from taxable income, a special mining tax and a royalty imposed by Peruvian tax authorities, less tax instalments paid during the year and recognition of an increase in the deferred tax asset. The Company has obtained legal and other independent advice in determination of its tax liability. There can be no assurance that the tax authority will concur with such determination and may assess the Company for additional taxes.

The significant components of the Company’s deferred tax assets and liabilities not recognized are as follows:

	December 31, 2012	December 31, 2011	May 31, 2011
Deferred tax assets not recognized:
Non-capital losses carried forward	$6,053	$4,038	$8,060
Mineral properties	493	505	-
Share issue costs	1,035	1,483	-
Other	78		-
	$7,659	$6,026	$8,060

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2012, the seven-month financial year ended December 31, 2011, and the year ended May 31, 2011
(Expressed in thousands of United States dollars, except for per share and per ounce amounts)

The Company recognized a deferred tax asset comprised of:

	December 31, 2012	December 31, 2011	May 31, 2011
Inventory	$(469)	$1,007	$-
Mineral properties and development costs	4,314	3,535
Plant and equipment	3,605	(2,592)
Other	245
Net asset	$7,695	$1,950	$-

The Company has unrecognized non-capital losses that may be carried forward amounting to $24.0 million (December 31, 2011 - $13,400, May 31, 2011 - $4,546) that expire between 2013 and 2032.

During the twelve months ended December 31, 2012, the following tax payments were made:

i.	Peruvian income tax instalments for 2012 of $7,348.
ii.	Peruvian income tax for 2011 of $412
iii.	Special mining tax of $4,993
iv.	Royalties of $5,661
v.	Workers’ profit share of $12, 506, of which $12,506 forms a part of cost of sales.

19.	DEFERRED REVENUE AND DERIVATIVE LIABILITY

The Company received $50,000 under a Gold Prepayment Agreement (“Prepayment”) and simultaneously entered into an off take agreement - the Gold Purchase Agreement (”Purchase Agreement”). The proceeds of the Prepayment were to partially fund development of the La Arena Gold Mine. The Purchase Agreement is a derivative liability (written option). An option pricing model that considers gold volatility is used to estimate the fair value of the derivative liability. Drawdowns of the Prepayment were initially apportioned to derivative liability based on estimated fair value with the residual amount allocated to deferred revenue related to the Prepayment.

a.	Deferred revenue is:

	Year ended	Seven months ended	Year ended
	December 31, 2012	December 31, 2011	May 31, 2011
Opening	$29,510	$10,416	$-
Amounts drawn	-	25,500	10,423
Deliveries to recognize deferred revenue	(14,578)	(6,406)	-
Foreign exchange translation	-	-	(7)
Closing	$14,932	$29,510	$10,416
Less current portion	(3,446)	(4,251)	(1,790)
Long-term portion	$11,486	$25,259	$8,626

Under the Prepayment the Company is committed to deliver a notional amount 1,941 ounces of gold

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2012, the seven-month financial year ended December 31, 2011, and the year ended May 31, 2011
(Expressed in thousands of United States dollars, except for per share and per ounce amounts)

each month until October 2014. Once the monthly deliveries total 61,312 notional ounces of gold, the Prepayment is settled. The actual monthly delivery of gold ounces may vary by 5 per cent from 1,941 ounces for every $100 dollar change in the gold price from a base price of $1,150 per ounce, subject to limits at $1,450 and $950 per ounce. At a price of $1,450 or more the monthly delivery would be 85 per cent of 1,941 ounces and 115 per cent of 1,941 ounces if the price of gold was $950 or less. The ounces of gold to be delivered are as follows:

Gold price per ounce	Based on $50,000 drawdown	Remaining commitment at December 31, 2012
$950 or lower	70,509	29,013
$950 to $1,050	67,443	27,752
$1,050 to $1,150	64,378	26,490
$1,150 to $1,250	61,312	25,229
$1,250 to $1,350	58,246	23,968
$1,350 to $1,450	55,181	22,706
$1,450 or higher	52,115	21,445

At December 31, 2012, the price of gold was $1,664 per ounce. At that price there would be 21,445 ounces to be delivered in the amount of 1,650 ounces each month from October 2013 and including October 2014.

The Company may prepay gold ounces remaining to be delivered under the Prepayment, in whole or in part, at any time without penalty in either ounces of gold or the equivalent in cash at the then prevailing gold price. During the year ended December 31, 2012, the Company delivered 20,467 ounces of gold to settle 24,079 ounces or 12 months of the notional delivery requirement. The next required monthly delivery is in October 2013.

The table summarizes the delivery requirements in notional ounces of gold:

					Obligation settled		Obligation
		Based on			in the seven-month		settled in the
		$50,000		Drawdown	financial year	As at	year ended	As at
	Ounces	draw	As at May	of the	ended December	December	December 31,	December
	per month	down	31, 2011	facility	31, 2011	31, 2011	2012	31, 2012
July 2011 to March 2012	575	5,175	5,175	-	(5,175)	-	-	-
April 2012 to October 2012	1,366	9,560	4,025	5,535	(6,828)	2,732	(2,732)	-
November 2012 to October 2014	1,941	46,577	26,864	19,713	-	46,577	(21,348)	25,229
Total ounces to be delivered		61,312	36,064	25,248	(12,003)	49,309	(24,080)	25,229

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2012, the seven-month financial year ended December 31, 2011, and the year ended May 31, 2011
(Expressed in thousands of United States dollars, except for per share and per ounce amounts)

b.	Derivative liability consists of:

	Year ended	Seven months ended	Year ended
	December 31, 2012	December 31, 2011	May 31, 2011
Opening balance	$4,559	$12,428	$-
Initial valuation of derivative liability	-	-	14,077
Change in fair market value of derivative liability	(2,515)	(7,869)	(1,649)
Closing	$2,044	$4,559	$12,428
Less current portion	(1,102)	(934)	(2,136)
Long-term portion	$942	$3,625	$10,292

Under the Purchase Agreement the Company granted an option that allows the holder to purchase gold produced from two oxide pits up to an estimated amount of 634,000 ounces. At December 31, 2012 the remaining number of ounces available for purchase, net of estimated deferred revenue obligations, was approximately 360,000 ounces. The option holder may elect to pay one of either the London Gold Market AM Fixing Price or the Comex (1st Position) Settlement Price over predetermined periods of time. The option holder’s election represents an embedded derivative and is accounted for as a written call option. Changes in the fair value of the liability are reflected in profit or loss.

20.	LONG TERM DEBT

The Company borrowed $3,000 in September 2011 that bears interest at 3-month LIBOR plus 6 per cent compounded annually (6.36% as at December 31, 2012 – 6.36%, December 31, 2011 – 6.38%). Interest of $258 is accrued on the balance of the loan. The debt matures in October 2014. As security for the Prepayment and the $3,000 loan, the Company granted a charge over its shares of La Arena and substantially all of the Company’s assets.

21.	CAPITAL MANAGEMENT

The capital of the Company consists of items included in shareholders’ equity and debt, net of cash and cash equivalents.

	December 31, 2012	December 31, 2011	May 31, 2011
Shareholders' equity	$218,269	$115,309	$112,035
Long term debt	3,258	3,000	-
	221,527	118,309	112,035
Less: Cash and cash equivalents	38,613	25,907	11,526
	$182,914	$92,402	$100,509

The Company has no externally imposed capital requirements. The objectives of the Company’s capital risk management program are to safeguard the Company’s ability to continue as a going concern, to provide returns to shareholders, protect shareholder value, provide benefits for other

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2012, the seven-month financial year ended December 31, 2011, and the year ended May 31, 2011
(Expressed in thousands of United States dollars, except for per share and per ounce amounts)

stakeholders, and ensure the growth of the business. The Company considers the items in equity and long-term debt as capital and manages its capital structure by issuing treasury shares, engaging in commodity-backed transactions, the potential sales of assets, the incurrence of debt or the return of capital to shareholders in light of economic conditions and the characteristics of the Company’s assets.

The Company’s capital structure reflects the Company’s focus on growth in a capital intensive industry with lengthy development times as well as the risks associated with exploration and development activities due to factors that are beyond the Company’s control including, without limitation, the receipt of necessary permits, the availability of financial and human resources and the volatility of commodity prices. The adequacy of the Company’s capital structure is assessed on an on-going basis and is adjusted as necessary and as financial markets permit in order to fund exploration and development programs. Exploration and development activities may be delayed or accelerated as circumstances or events change.

22.	ASSET RETIREMENT OBLIGATION

Asset retirement obligation consists of:

	December 31, 2012	December 31, 2011	May 31, 2011
Opening balance	$15,685	$14,800	$-
Estimated liabilities incurred	-	-	14,800
Accretion expense	1,648	847	-
Reclamation spending	(423)	-	-
Foreign exchange	11	38	-
	$16,921	$15,685	$14,800

The Company’s current reclamation and closure plan for the La Arena Gold Mine was approved by the Ministry of Energy and Mines in Peru in October 2012. The estimated undiscounted closure obligation at that  time was $38,100, which when discounted results in the asset retirement obligation.

A discount rate of 10.25% has been used to estimate future costs (December 31, 2011 and May 31, 2011 – 10.18%). The carrying value of the obligation is increased by periodic accretion charges reflected within profit and loss. The Company posted a letter of credit in the amount of $3,760 (Note 14) in August 2012 as a partial guarantee of its closure obligations. This letter of credit was subsequently reduced to $2,175 in December 2012, and then increased to $8,003 subsequent to December 31, 2012. Reclamation and closure activities include land and water rehabilitation, demolition of buildings and mine facilities, on-going care and maintenance and other costs. To date, $423 has been spent on reclamation activities. The majority of the closure activities will be carried out during the 2018 through 2019 period. Care and maintenance activities are expected to continue until 2025.

23.	EQUITY

a.	Share capital

Authorized share capital consists of an unlimited number of common shares of which 175,536,962 were issued and outstanding at December 31, 2012 (December 31, 2011 – 169,746,352, May 31, 2011 – 168,557,582). The Company also has authorized an unlimited number of preferred shares of which none have been issued.

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2012, the seven-month financial year ended December 31, 2011, and the year ended May 31, 2011
(Expressed in thousands of United States dollars, except for per share and per ounce amounts)

During the year ended May 31, 2011 the Company issued common shares as follows:

	Shares			Cash	Non-cash
	issued	Price per		transaction	transaction costs
Issue Date	(000’s)	share	Proceeds	costs	(i)
June 2, 2010	10,200	C$0.76	$7,451	$(522)	$-
November 30, 2010	7,627	C$1.68	12,481	(969)	-
December 1, 2010	3,906	C$1.68	6,562	(459)	-
December 2, 2010	533	C$1.68	896	(31)	-
January 20, 2011	28,060	C$2.05	57,517	(3,722)	(2,087)
For the year ended May 31, 2011	50,326		$84,907	$(5,703)	$(2,087)

i.

Non-cash transaction costs consisted of 1,683,600 broker warrants entitling the brokers to purchase an equal number of common shares at C$2.05 per common share expiring January 20, 2013. The fair value of the broker warrants was recorded as share issue costs.

Common shares issued in the year ended December 31, 2012, the seven-month financial year ended December 31, 2011 and the year ended May 31, 2011 upon the exercise of options and warrants are set out in (b) and (c) below.

b.	Share-based payments

The Company’s stock option plan authorizes the directors to grant options to executive officers, directors, employees and consultants enabling them to acquire from treasury up to that number of shares equal to 10 per cent of the issued and outstanding common shares of the Company.

The exercise price of options granted is determined by the directors, subject to regulatory approval, if required. Options may be granted for a maximum term of 10 years and vest as determined by the board of directors. The Black-Scholes Option Pricing Model is used to estimate the fair value of options granted. Vesting periods range from immediate vesting to vesting over a 3-year period.

Stock option transactions are summarized as follows:

	Number of Options	Weighted Average
	(000’s)	Exercise Price
		(C$/option)
Outstanding, May 31, 2010	5,545	0.32
Granted	3,665	1.75
Exercised	(1,727)	0.34
Forfeited	(100)	0.30
Outstanding, May 31, 2011	7,383	1.02
Granted	4,240	3.07
Exercised	(1,063)	0.42
Forfeited	(50)	0.80
Outstanding, December 31, 2011	10,510	1.91
Granted	800	4.88
Exercised	(3,070)	1.39
Forfeited	(344)	1.20
Outstanding, December 31, 2012	7,896	2.44
Options exercisable, December 31, 2012	5,464	1.96

Proceeds from the exercise of options were $4,289 during the year ended December 31, 2012 (December 31, 2011 - $446, May 31, 2011 - $607).

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2012, the seven-month financial year ended December 31, 2011, and the year ended May 31, 2011
(Expressed in thousands of United States dollars, except for per share and per ounce amounts)

Stock options outstanding at December 31, 2012 were:

	Options outstanding			Options exercisable
		Weighted			Weighted
		average	Weighted		average	Weighted
		exercise	average		exercise	average
	Options	price	remaining life	Options	price	remaining life
	(000's)	(C$/option)	(months)	(000's)	(C$/option)	(months)
$0.25 - $0.70	1,523	$0.30	19	1,523	$0.30	19
$1.25 - $1.50	460	$1.50	33	460	$1.50	33
$1.80 - $2.39	1,455	$1.93	35	1,455	$1.01	35
$3.08 - $3.75	3,858	$3.15	47	1,876	$3.16	47
$5.25 - $5.25	600	$5.25	57	150	$5.25	57
	7,896	$2.44	39	5,464	$1.71	35

The fair value of options issued to executive officers, directors and employees is measured at the grant date. The fair value of options issued to non-employees, where the fair value of the goods or services is not determinable, is measured by way of reference to the equity instruments granted and measured at the date the goods or services are rendered. The assumptions used to estimate the fair value of options granted during the period were:

Year ended
December 31,
2012
Number of options	800,000
Fair value	$1,563
Weighted average:
Exercise price (C$)	$4.88
Risk-free interest rate	1.21%
Dividend yield	0%
Expected life (years)	3
Volatility	65%

c.	Warrants

Warrant transactions are summarized as follows:

		Weighted Average
	Number of Warrants	Conversion Price
	(000’s)	(C$/warrant)
Outstanding, May 31, 2010	10,604	$0.88
Granted	1,683	2.05
Converted	(8,468)	0.95
Expired	(636)	1.26
Outstanding, May 31, 2011	3,183	$1.23
Converted	(126)	2.05
Outstanding, December 31, 2011	3,057	$1.19
Converted	(2,720)	1.09
Outstanding, December 30, 2012	337	$2.05

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2012, the seven-month financial year ended December 31, 2011, and the year ended May 31, 2011
(Expressed in thousands of United States dollars, except for per share and per ounce amounts)

Subsequent to year end, the remaining warrants were converted for proceeds of $700.

Proceeds from the conversion of warrants were $2,894 during the year ended December 31, 2012 (December 31, 2011 - $249, May 31, 2011 - $8,027).

24.	EARNINGS PER SHARE

Earnings (loss) per share, calculated on a basic and diluted basis, are:

		Seven-month
		financial year
	Year ended	ended	Year ended
	December 31,	December 31,	May 31,
	2012	2011	2011
Earnings (loss) per share
Basic	$0.58	$0.00	$(0.06)
Diluted	$0.57	$0.00	$(0.06)

Net income (loss) available (attributable) to common shareholders	$100,418	$(547)	$(8,706)

Weighted average number of shares outstanding
Weighted average number of shares outstanding - basic	173,004,808	168,978,823	140,245,551
Dilutive securities:
Warrants	186,074	-	-
Share options	3,692,915	-	-
Weighted average number of shares outstanding - diluted	176,883,797	168,978,823	140,245,551

For the seven-month financial year ended December 31, 2011 and the year ended May 31, 2011, outstanding warrants and share options were not included in the calculation as their effect would be anti-dilutive.

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2012, the seven-month financial year ended December 31, 2011, and the year ended May 31, 2011
(Expressed in thousands of United States dollars, except for per share and per ounce amounts)

25.	REVENUE

Phase I of La Arena commenced preproduction in May 2011 and achieved commercial production effective January 1, 2012. Preproduction revenues were capitalized to mineral properties. Since commercial production commenced, revenue consists of:

	For the year ended December 31, 2012
	$	ounces
Gold - cash sales	301,632	183,971
Gold - deferred revenue	14,578	20,467
Silver - cash sales	295	9,490
	316,505

26.	COST OF SALES

		For the seven-month
	For the year ended	financial year ended	For the year ended
	December 31, 2012	December 31, 2011	May 31, 2011
Salaries	$18,985	$-	$-
Consumables	45,249	-	-
Equipment rental	29,760	-	-
Mining services	24,917	-	-
	$118,911	$-	$-

27.	GENERAL AND ADMINISTRATIVE EXPENSES

 General and administrative expenses comprise of:

		For the seven-
		month financial year
	For the year ended	ended December	For the year ended
	December 31, 2012	31, 2011	May 31, 2011
Salaries and bonuses	$5,093	$897	$1,504
Share-based compensation	4,672	3,126	4,894
Professional fees	710	589	710
Regulatory and transfer agent fees	492	66	144
Directors’ fees	331	145	182
Office and miscellaneous	264	745	535
Travel	264	186	392
Investor relations	185	144	326
Amortization	109	65	59
	$12,120	$5,963	$8,746

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2012, the seven-month financial year ended December 31, 2011, and the year ended May 31, 2011
(Expressed in thousands of United States dollars, except for per share and per ounce amounts)

28.	EXPLORATION AND EVALUATION EXPENSE

Exploration and evaluation expense, by project is:

		Seven-month
	Year ended	financial year
	December 31,	ended December	Year ended
	2012	31, 2011	May 31, 2011
La Arena Exploration Drilling	$6,287	$-	$-
La Colorada	688	-	-
Colombian projects	1,889	-	-
Other projects	1,676	-	37
	$10,540	$-	$37

29.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company’s financial instruments consist of cash and cash equivalents, restricted cash, accounts receivable, other financial assets (investment in Duran Ventures Inc.), accounts payable and accrued liabilities, due to related parties, long-term debt and the derivative liability.

Cash and cash equivalents, restricted cash, and accounts receivable, are classified as loans and receivables and measured at amortized cost. Accounts payable and accrued liabilities, long-term debt and due to related parties are classified as other financial liabilities. Other financial assets and derivative liability are classified as fair value through profit or loss.

Fair values

The financial assets and liabilities that are recognized on the balance sheet at fair value are in a hierarchy that is based on significance of the inputs used in making the measurements. The levels in the hierarchy are:

Level 1 – Quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly as prices or indirectly derived from prices; and

Level 3 – Inputs for the asset or liability that are not based on observable market data.

Other financial assets as described in Note 10 consist of shares and warrants in Duran and are measured at fair value. The shares are classified as Level 1 and are valued at quoted market value (trading price on the TSXV) and the warrants are classified as Level 2 using the Black Scholes model.

The derivative liability is measured at fair value and is classified as Level 3 and is described in Note 19. An option pricing model that considers changes in the US dollar price of gold is used to estimate the fair value of the financial derivative embedded in the Company’s Gold Purchase Agreement described in Note 19 to the Financial Statements. The principal assumption used in the option pricing model is the volatility, over time, of the gold price.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2012, the seven-month financial year ended December 31, 2011, and the year ended May 31, 2011
(Expressed in thousands of United States dollars, except for per share and per ounce amounts)

due. The Company manages liquidity risk by forecasting its cash flows from operations and anticipating investing and financing activities. Senior management is actively involved in the review and approval of planned expenditures. Management believes that the ability to fund operations through cash generated from operations should be sufficient to meet the ongoing capital and operating requirements. At December 31, 2012, the Company’s working capital of $55,600 was sufficient to meet its short-term business requirements.

In the normal course of business the Company enters into contracts and conducts business activities that give rise to commitments for future minimum payments, as summarized in Note 31.

Credit risk

The Company’s credit risk is primarily attributable to its liquid financial assets and doré and would arise from the non-performance by counterparties of contractual financial obligations. The Company limits its exposure to credit risk on liquid assets by maintaining its cash with high-credit quality financial institutions and shipments of doré are insured with reputable underwriters. Management believes the risk of loss of the Company’s liquid financial assets and doré to be minimal.

The Company’s maximum exposure to credit risk is as follows:

	December 31, 2012	December 31, 2011	May 31, 2011
Cash and cash equivalents	$38,613	$25,907	$11,526
Restricted cash	2,175	-	-
Accounts receivable	28,849	1,158	537
Doré	-	772	372
	$69,637	$27,837	$12,435

Currency risk

The Company operates in Canada, Peru and Barbados and is exposed to foreign exchange risk arising from transactions denominated in foreign currencies.

The operating results and the financial position of the Company are reported in United States dollars. Fluctuations of the operating currencies in relation to the United States dollar will have an impact upon the reported results of the Company and may also affect the value of the Company’s assets and liabilities.

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2012, the seven-month financial year ended December 31, 2011, and the year ended May 31, 2011
(Expressed in thousands of United States dollars, except for per share and per ounce amounts)

The Company’s financial assets and liabilities as at December 31, 2012 are denominated in United States, Canadian dollars and Peruvian Nuevo Sol set out in the following table:

	United States	Canadian	Peruvian
	Dollar	Dollar	Nuevo Sol	Total
Financial assets
Cash and cash equivalents	$21,365	$2,235	$15,013	$38,613
Accounts receivable	27,088	53	1,708	28,849
	48,453	2,288	16,721	67,462
Financial liabilities
Accounts payable and accrued liabilities	3,550	701	41,818	46,069
Net financial assets	$44,903	$1,587	$(25,097)	$21,393

The Company’s reported results will be affected by changes in the US dollar to Canadian dollar and US dollar to Nuevo Sol exchange rate. As of December 31, 2012, a 10 per cent appreciation of the Canadian dollar relative to the US dollar would have decreased net financial assets by approximately US$158. A 10 per cent depreciation of the US Dollar relative to the Canadian dollar would have had the equal but opposite effect. A 10 per cent appreciation of the Nuevo Sol relative to the US dollar would have decreased net financial assets by approximately US$2,509 and a 10 per cent depreciation of the Nuevo Sol would have had an equal but opposite effect.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risk.

Interest risk

The Company invests its cash in instruments that are redeemable at any time without penalty, thereby reducing its exposure to interest rate fluctuations. The Company’s long-term debt bears interest at Libor + 6% (Note 20). The Company is subject to Libor rate fluctuations.

Other interest rate risks arising from the Company’s operations are not considered material.

Commodity price risk

The Company is exposed to price risk with respect to commodity prices. The ability of the Company to develop its mineral properties and future profitability of the Company are directly related to the market price of gold and copper. The Company monitors commodity prices to determine whether changes in operating or development plans are necessary. Future gold production is un-hedged in order to provide shareholders with full exposure to changes in the market gold price. A 10 per cent increase in the price of gold would result in a US$183 increase to the derivative liability and a 10 per cent decrease in the price of gold would have an equal but opposite effect.

30.	SEGMENT REPORTING

The Company has three operating segments in three geographic areas - mining, acquisition and development of mineral properties, in Latin America, the corporate office in Canada and a captive

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2012, the seven-month financial year ended December 31, 2011, and the year ended May 31, 2011
(Expressed in thousands of United States dollars, except for per share and per ounce amounts)

insurance company in Barbados. The Company’s revenue is generated in Peru. Segmented disclosure and Company-wide information is as follows:

			As at December 31, 2012
	Canada	Peru	Barbados	Total
Mineral properties and development costs, net	$-	$80,539	$-	$80,539
Plant and equipment, net	100	116,411	-	116,511
Other assets	3,016	144,025	9,390	156,431
Total assets	$3,116	$340,975	$9,390	$353,481

	Canada	Peru	Barbados	Total
Accounts payable and accrued liabilities	$4,205	$41,819	$46	$46,070
Taxes payable	-	42,675	-	42,675
Deferred revenue	14,932	-	-	14,932
Derivative liability	2,044	-	-	2,044
Long-term debt	3,258	-	-	3,258
Asset retirement obligation	-	16,921	-	16,921
	$24,439	$101,415	$46	$125,899

			As at December 31, 2011
	Canada	Peru	Barbados	Total
Mineral properties and development costs, net	$-	$63,796	$-	$63,796
Plant and equipment, net	116	61,966	-	62,082
Other assets	8,314	62,342	-	70,656
Total assets	$8,430	$188,104	$-	$196,534

	Canada	Peru	Barbados	Total
Accounts payable and accrued liabilities	$527	$26,954	$-	$27,481
Taxes payable	-	990	-	990
Deferred revenue	29,510	-	-	29,510
Derivative liability	4,559	-	-	4,559
Long-term debt	3,000	-	-	3,000
Asset retirement obligation	-	15,685	-	15,685
	$37,596	$43,629	$-	$81,225

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2012, the seven-month financial year ended December 31, 2011, and the year ended May 31, 2011
(Expressed in thousands of United States dollars, except for per share and per ounce amounts)

				As at May 31, 2011
	Canada	Peru	Barbados	Total
Mineral properties and development costs, net	$-	$78,131	$-	$78,131
Plant and equipment, net	62	47,224	-	47,286
Other assets	8,879	23,648	-	32,527
Total assets	$8,941	$149,003	$-	$157,944

	Canada	Peru	Barbados	Total
Accounts payable and accrued liabilities	$408	$-	$7,857	$8,265
Taxes payable	-	-	-	-
Deferred revenue	10,416	-	-	10,416
Derivative liability	12,428	-	-	12,428
Asset retirement obligation	14,800	-	-	14,800
	$38,052	$-	$7,857	$45,909

			Year ended December 31, 2012
	Corporate	Mine Operations	Insurance	Total
Revenue	$-	$316,505	$-	$316,505
Cost of sales	-	(118,911)	-	(118,911)
Amortization	-	(21,573)	-	(21,573)
General and administrative expenses	(12,120)	-	-	(12,120)
Exploration and evaluation expense	(1,976)	(8,564)	-	(10,540)
Unrealized gain on derivative liability	2,515	0	-	2,515
Accretion of asset retirement obligation	-	(1,648)	-	(1,648)
Foreign exchange gain (loss)	93	44	-	137
Insurance expenses	-	-	(276)	(276)
Other gain (loss)	(437)	857	-	420
Provision for income taxes	-	(54,091)	-	(54,091)
Net income (loss) for the period	$(11,925)	$112,619	$(276)	$100,418

		Seven-month financial year ended December 31, 2011
	Corporate	Mine Development	Insurance	Total
General and administrative expenses	$(5,199)	$(764)	$-	$(5,963)
Unrealized loss on derivative liability	7,869	-	-	7,869
Accretion of asset retirement obligation	-	(847)	-	(847)
Foreign exchange gain (loss)	(398)	350	-	(48)
Other gain (loss)	(1,540)	-	-	(1,540)
Provision for income taxes	-	(18)	-	(18)
Net income (loss) for the period	$732	$(1,279)	$-	$(547)

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2012, the seven-month financial year ended December 31, 2011, and the year ended May 31, 2011
(Expressed in thousands of United States dollars, except for per share and per ounce amounts)

			Year ended May 31, 2011
	Corporate	Mine Development	Insurance	Total
General and administrative expenses	$(8,038)	$(708)	$-	$(8,746)
Exploration and evaluation expense	-	(37)	-	(37)
Unrealized loss on derivative liability	1,649	-	-	1,649
Foreign exchange gain (loss)	(214)	(171)	-	(385)
Other gain (loss)	(986)	-	-	(986)
Provision for income taxes	(148)	(53)	-	(201)
Net income (loss) for the period	$(7,737)	$(969)	$-	$(8,706)

31.	COMMITMENTS

	December 31, 2012
	Within 1 year	2 to 5 years	Over 5 years	Total	31-Dec-11
Accounts payable	$43,738	$2,331	$-	$46,069	$27,481
Derivative liability (note 20)	1,102	942	-	2,044	4,559
Office leases	275	463	-	738	1,044
Asset retirement obligation (note 23)	-	5,300	32,800	38,100	34,740
Long term debt (note 21)	-	3,258	-	3,258	3,000
Duran expenditures (note 10)	-	1,500	-	1,500	-
Santa Barbara expenditures (note 32)	1,500	-	-	1,500	-
Total	$46,615	$13,794	$32,800	$93,209	$70,824

32.	RELATED PARTY TRANSACTIONS

Amounts owing to or from related parties are non-interest bearing, unsecured and due on demand. The transactions were in the normal course of operations.

a.	The following related party transactions and balances for the year ended December 31, 2012, the seven-month financial year ended December 31, 2011 and the year ended May 31, 2011 are:

i.	Included in accounts receivable at the end of the period is $nil (December 31, 2011 - $5, May 31, 2011 - $27) from related parties.

ii.

Included in accounts payable and accrued liabilities at the end of the period is $3,008 (December 31, 2011 - $10, May 31, 2011 - $215) owed to related parties. Of this amount, $2,331 is included in long term accounts payable and accrued liabilities as it relates to a long- term bonus plan. The accounts payable balance as at December 31, 2012 consists of directors’ fees and expenses, as well as bonuses to executives.

RIO ALTO MINING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2012, the seven-month financial year ended December 31, 2011, and the year ended May 31, 2011
(Expressed in thousands of United States dollars, except for per share and per ounce amounts)

b.

Key management are those people having the authority and responsibility for planning, directing and controlling the Company and includes the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and Directors. Remuneration for key management is:

	For the year ended	For the seven months ended	For the year ended
	December 31, 2012	December 31, 2011	May 31, 2011
Salaries (i)	$1,324	$282	$442
Benefits (i)	12	6	7
Bonuses (i)	4,399	440	219
Directors fees	364	158	182
Share options (ii)	1,731	634	1,486
	$7,830	$1,520	$2,336

(i)	Salaries, benefits and bonuses are included in general and administrative expenses or cost of sales.

(ii)	Share options are included in administrative expenses as share-based compensation expense.

33.	SUBSEQUENT EVENTS

a.

After December 31, 2012 the Company received $737 from issuing 348,720 shares pursuant to the exercise of 12,000 options and conversion of 336,720 warrants. There are no outstanding warrants remaining.

b.	After December 31, 2012, Rio Alto Insurance Limited obtained a $5,000 line of credit in favour of the Canadian insurance company that wrote various policies on behalf of Rio Alto Insurance Limited.

c.

After December 31, 2012, the Company signed a non-binding letter of intent (“LOI”) with Santa Barbara Resources Limited (“Santa Barbara”). Upon signing the LOI the Company paid Santa Barbara $250. The Company will have the option to acquire up to a 51% interest in the Sancos gold property (“Sancos”) in Peru within a three year period by incurring $4,500 in expenditures at a minimum rate of $1,500 a year and paying Santa Barbara $500 not later than the 51% option exercise date. The Company may earn an additional 15% interest in the Sancos project within the subsequent two year period by undertaking all necessary actions required to prepare Sancos for a production decision. The Company will pay Santa Barbara an additional $500 upon its acquisition of the 15% interest.

After December 31, 2012, the Company purchased 2,500,000 common shares of Santa Barbara at a price of CDN$0.08 per share, for total consideration of CDN$200. These common shares are subject to a hold period in Canada, expiring on June 14, 2013.

d.	After December 31, 2012, the Company received an IGV refund of $38,447.

e.	After December 31, 2012, the Company executed a definitive agreement with Duran replacing the LOI referred to within Note 10.